Exhibit 99.1

Li Auto Inc. Announces Unaudited Third Quarter 2020 Financial Results

Quarterly total revenues reached RMB2.51 billion (US$369.8 million)1

Quarterly deliveries were 8,660 vehicles

Quarterly gross margin reached 19.8%

BEIJING, China, November 13, 2020 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI), an innovator in China’s new energy vehicle market, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Operating Highlights for the Third Quarter of 2020

•                  Deliveries of Li ONEs were 8,660 in the third quarter of 2020, representing a 31.1% quarter-over-quarter increase and setting a new quarterly record.

	2020 Q1	2020 Q2	2020 Q3

Deliveries	2,896	6,604	8,660

•                  As of September 30, 2020, the Company had 35 retail stores covering 30 cities.

Financial Highlights for the Third Quarter of 2020

•                  Vehicle sales were RMB2.46 billion (US$363.0 million) in the third quarter of 2020, representing an increase of 28.4% from RMB1.92 billion in the second quarter of 2020.

•                  Vehicle margin2 was 19.8% in the third quarter of 2020, compared with 13.7% in the second quarter of 2020.

•                  Total revenues were RMB2.51 billion (US$369.8 million) in the third quarter of 2020, representing an increase of 28.9% from RMB1.95 billion in the second quarter of 2020.

•                  Gross profit was RMB496.8 million (US$73.2 million) in the third quarter of 2020, representing an increase of 91.3% from RMB259.7 million in the second quarter of 2020.

•                  Gross margin was 19.8% in the third quarter of 2020, compared with 13.3% in the second quarter of 2020.

•                  Loss from operations was RMB180.0 million (US$26.5 million) in the third quarter of 2020, representing an increase of 2.1% from RMB176.3 million in the second quarter of 2020. Non-GAAP loss from operations3 was RMB45.0 million (US$6.6 million) in the third quarter of 2020, representing a decrease of 74.5% from RMB176.3 million in the second quarter of 2020.

1  All translations from Renminbi(“RMB”) to U.S. dollar(“US$”) are made at a rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

2  Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•                  Net loss was RMB106.9 million (US$15.7 million) in the third quarter of 2020, representing an increase of 42.2% from RMB75.2 million in the second quarter of 2020. Non-GAAP net income3 was RMB16.0 million (US$2.4 million) in the third quarter of 2020, compared with RMB159.2 million Non-GAAP net loss3 in the second quarter of 2020.

•                  Operating cash flow was RMB929.8 million (US$136.9 million) in the third quarter of 2020, representing an increase of 105.8% from RMB451.7 million in the second quarter of 2020.

•                  Free cash flow4 was RMB749.9 million (US$110.4 million) in the third quarter of 2020, representing an increase of 149.3% from RMB300.8 million in the second quarter of 2020.

Key Financial Results

(in RMB millions, except for percentages)

	For the Three Months Ended
	September 30,	June 30,	Q o Q
	2020	2020	% Change[5]

Vehicle sales	2,464.7	1,919.2	28.4%
Vehicle margin	19.8%	13.7%	6.1%

Total revenues	2,510.8	1,947.2	28.9%
Gross profit	496.8	259.7	91.3%
Gross margin	19.8%	13.3%	6.5%

Loss from operations	(180.0)	(176.3)	2.1%
Non-GAAP loss from operations[3]	(45.0)	(176.3)	(74.5)%

Net loss	(106.9)	(75.2)	42.2%
Non-GAAP net income/(loss)[3]	16.0	(159.2)	N/A

Operating cash flow	929.8	451.7	105.8%
Free cash flow	749.9	300.8	149.3%

3  The Company’s Non-GAAP financial measures exclude share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value and the effect of exchange rate changes on convertible redeemable preferred shares. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4  Free cash flow represents operating cash flow less capital expenditures.

5  Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are calculated.

Recent Developments

Deliveries Update

•                  In October 2020, the Company delivered 3,692 Li ONEs, representing a steady increase compared to September 2020. As of October 31, 2020, the Company had 41 retail stores covering 36 cities.

Executive and Board Appointments

•                  The Company appointed Mr. Kai Wang as chief technology officer, effective September 15, 2020. In this role, Mr. Wang leads the Company’s advanced technology research and development (“R&D”) in smart vehicles, including electronic and electrical architecture, intelligent cockpit, autonomous driving, platform development and Li OS, the real-time operating system of Li Auto. The Company plans to continue recruiting outstanding professionals worldwide to further expand and strengthen its team.

•                  The Company appointed Mr. Zheng Fan as a new independent director to the Company’s board of directors, effective October 22, 2020. Following the appointment, Mr. Fan serves as a member of the audit committee, compensation committee, and nominating and corporate governance committee of the board of directors.

Strategic Cooperation

•                  In September 2020, the Company entered a three-way strategic cooperation with NVIDIA Corporation (“NVIDIA”), the world’s leading artificial intelligence computing company, and NVIDIA’s Chinese partner, Huizhou Desay SV Automotive (“Desay SV”). Through this strategic cooperation, Li Auto will be the first OEM equipping its vehicles, the full-size extended-range premium smart SUV to be launched in 2022, with the powerful NVIDIA Orin system-on-a-chip (“SoC”) chipset. Through this cooperation, the Company plans to further increase its R&D investment and accelerate the development of autonomous driving.

CEO and CFO comments

Mr. Xiang Li, founder, chairman and chief executive officer of Li Auto, commented, “This is our first quarterly earnings release as a public company, and we are pleased to announce robust third quarter results reflecting not only our strong growth momentum driven by the outstanding value proposition of our products, but also our relentless pursuit of operating efficiencies. We delivered 8,660 Li ONEs in the third quarter, representing a 31.1% quarter-over-quarter increase and setting a new quarterly record. Cumulative deliveries in 2020 at the end of October reached 21,852 vehicles. This is a strong testament to the competitiveness of the Li ONE. For the fourth quarter of 2020, we expect our growth momentum to continue with deliveries reaching 11,000 to 12,000 vehicles.”

“In terms of R&D, we will further increase our investment in this regard and continue to leverage technology to create value for users and optimize our user experience. Through product and technology innovations, we are committed to providing our users with safer, easier and more cost-effective travel solutions, ensuring we live up to their support and trust.” concluded Mr. Li.

Mr. Tie Li, chief financial officer of Li Auto, added, “We are pleased to report our third quarter financial and operating results with 28.9% quarter-over-quarter growth in total revenues driven by our record quarterly vehicle deliveries, as well as gross margin expansion, which increased to 19.8% compared with 13.3% of the second quarter. In the third quarter, we generated operating cash flow of RMB929.8 million, 105.8% higher than the prior quarter, which demonstrated our operational efficiency and successful cash flow management strategy. Looking forward, we will continue investing in both R&D and direct sales and servicing network expansion, as product iteration and sales channel integrity are the key components of our success.”

Financial Results for the Third Quarter of 2020

Revenues

•                  Total revenues were RMB2.51 billion (US$369.8 million) in the third quarter of 2020, representing an increase of 28.9% from RMB1.95 billion in the second quarter of 2020.

•                  Vehicle sales were RMB2.46 billion (US$363.0 million) in the third quarter of 2020, representing an increase of 28.4% from RMB1.92 billion in the second quarter of 2020. The increase in vehicle sales was mainly attributable to a 31.1% increase in vehicle deliveries to 8,660 vehicles in the third quarter of 2020 from 6,604 vehicles in the second quarter of 2020.

•                  Other sales and services were RMB46.1 million (US$6.8 million) in the third quarter of 2020, representing an increase of 64.1% from RMB28.1 million in the second quarter of 2020. The increase in other sales and services was in line with the increased vehicle sales and the increased number of vehicles using the Company’s services.

Cost of Sales and Gross Margin

•                  Cost of sales was RMB2.01 billion (US$296.6 million) in the third quarter of 2020, representing an increase of 19.3% from RMB1.69 billion in the second quarter of 2020.

•                  Gross profit was RMB496.8 million (US$73.2 million) in the third quarter of 2020, representing an increase of 91.3% from RMB259.7 million in the second quarter of 2020. The increase of gross profit was primarily attributable to increased vehicle sales.

•                  Vehicle margin was 19.8% in the third quarter of 2020, compared with 13.7% in the second quarter of 2020. The increase in vehicle margin was primarily attributable to the decrease in purchase price of certain materials including a one-time rebate received from a supplier and lower unit manufacturing overhead cost due to the increased production volume.

•                  Gross margin was 19.8% in the third quarter of 2020, compared with 13.3% in the second quarter of 2020, which was mainly driven by the increase of vehicle margin.

Operating Expenses

•                  Total operating expenses were RMB676.7 million (US$99.7 million) in the third quarter of 2020, representing an increase of 55.2% from RMB436.0 million in the second quarter of 2020.

•                  Research and development expenses were RMB334.5 million (US$49.3 million) in the third quarter of 2020, representing an increase of 66.1% from RMB201.4 million in the second quarter of 2020. Non-GAAP research and development expenses3 were RMB278.8 million (US$41.1 million) in the third quarter of 2020, representing an increase of 38.4% from RMB201.4 million in the second quarter of 2020. The increase in research and development expenses was primarily attributable to share-based compensation expenses recognized related to the stock options granted to employees with service conditions and a performance condition related to the IPO and initiating research and development for the Company’s next vehicle model, as well as increased headcount.

•                  Selling, general and administrative expenses were RMB342.2 million (US$50.4 million) in the third quarter of 2020, representing an increase of 45.9% from RMB234.5 million in the second quarter of 2020. Non-GAAP selling, general and administrative expenses3 were RMB264.2 million (US$38.9 million) in the third quarter of 2020, representing an increase of 12.7% from RMB234.5 million in the second quarter of 2020. The increase in selling, general and administrative expenses was primarily driven by share-based compensation expenses recognized related to the stock options granted to employees with service conditions and a performance condition related to the IPO and increased headcount, as well as increased marketing and promotional expenses.

Loss from Operations

•                  Loss from operations was RMB180.0 million (US$26.5 million) in the third quarter of 2020, representing an increase of 2.1% from RMB176.3 million in the second quarter of 2020. Non-GAAP loss from operations3 was RMB45.0 million (US$6.6 million) in the third quarter of 2020, representing a decrease of 74.5% from RMB176.3 million in the second quarter of 2020.

Net Loss and Earnings Per Share

•                  Net loss was RMB106.9 million (US$15.7 million) in the third quarter of 2020, representing an increase of 42.2% from RMB75.2 million in the second quarter of 2020. Non-GAAP net income3 was RMB16.0 million (US$2.4 million) in the third quarter of 2020, compared with RMB159.2 million Non-GAAP net loss3 in the second quarter of 2020.

•                  Basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB0.52 (US$0.08) in the third quarter of 2020. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders3 were RMB0.03 and RMB0.02, respectively, in the third quarter of 2020.

Balance Sheets, Operating Cash Flow and Free Cash Flow

•                  Balance of cash and cash equivalents, restricted cash, time deposits and short-term investments was RMB18.92 billion (US$2.79 billion) as of September 30, 2020, compared with RMB3.71 billion as of December 31, 2019. This increase was primarily attributable to the issuance of Series D private financing, the completion of IPO and concurrent private placements.

•                  Operating cash flow was RMB929.8 million (US$136.9 million) in the third quarter of 2020, representing an increase of 105.8% from RMB451.7 million in the second quarter of 2020.

•                  Free cash flow4 was RMB749.9 million (US$110.4 million) in the third quarter of 2020, representing an increase of 149.3% from RMB300.8 million in the second quarter of 2020.

Business Outlook

For the fourth quarter of 2020, the Company expects:

•                  Deliveries of vehicles to be between 11,000 and 12,000 units, representing an increase of approximately 27.0% to 38.6% from the third quarter of 2020.

•                  Total revenues to be between RMB3.11 billion (US$457.8 million) and RMB3.39 billion (US$499.4 million), representing an increase of approximately 23.9% to 35.1% from the third quarter of 2020.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Friday, November 13, 2020 (9:00 p.m. Beijing Time on November 13, 2020) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://apac.directeventreg.com/registration/event/5259875

A replay of the conference call will be accessible through November 21, 2020, by dialing the following numbers:

United States:	+1-855-452-5696
Mainland China:	+86-400-602-2065
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	5259875

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses Non-GAAP measures, such as Non-GAAP research and development expenses, Non-GAAP selling, general and administrative expenses, Non-GAAP loss from operations, Non-GAAP net loss, Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value and the effect of exchange rate changes on convertible redeemable preferred shares, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric SUVs. Through innovative products, technology, and business model, the Company provides customers with safe, convenient, and cost-effective mobility solutions. Li Auto is the first to successfully commercialize extended-range electric vehicles in China. The Company started volume production of its first model, Li ONE, in November 2019. With Li ONE, the Company leverages its in-house technology to create value for our customers, focusing on range extension, smart technology, and autonomous driving solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s  limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Loss

Amounts expressed in RMB, unless otherwise stated

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30, 2020	September 30, 2020	September 30, 2020	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
			(US$)
Revenues:
Vehicle sales	1,919,184	2,464,724	363,015	2,760,242
Other sales and services	28,054	46,075	6,786	38,671
Total revenues	1,947,238	2,510,799	369,801	2,798,913
Cost of sales:
Vehicle sales	(1,655,443)	(1,976,078)	(291,045)	(2,425,439)
Other sales and services	(32,092)	(37,970)	(5,592)	(45,483)
Total cost of sales	(1,687,535)	(2,014,048)	(296,637)	(2,470,922)
Gross profit	259,703	496,751	73,164	327,991
Operating expenses:
Research and development	(201,440)	(334,527)	(49,271)	(391,130)
Selling, general and administrative	(234,543)	(342,180)	(50,398)	(347,304)
Total operating expenses	(435,983)	(676,707)	(99,669)	(738,434)
Loss from operations	(176,280)	(179,956)	(26,505)	(410,443)
Other income/(expense)
Interest expense	(21,296)	(12,862)	(1,894)	(40,931)
Interest income and investment income, net	31,538	70,269	10,350	15,363
Changes in fair value of warrants and derivative liabilities	84,036	12,008	1,769	260,319
Others, net	6,840	3,612	532	9,044
Loss before income tax expense	(75,162)	(106,929)	(15,748)	(166,648)
Income tax expense	—	—	—	—
Net loss from continuing operations	(75,162)	(106,929)	(15,748)	(166,648)
Net loss from discontinued operations, net of tax	—	—	—	14,373
Net loss	(75,162)	(106,929)	(15,748)	(152,275)
Accretion on convertible redeemable preferred shares to redemption value	(264,208)	(120,617)	(17,765)	(530,573)
Effect of exchange rate changes on convertible redeemable preferred shares	(5,780)	(93,104)	(13,713)	103,966
Net loss attributable to ordinary shareholders	(345,150)	(320,650)	(47,226)	(578,882)

Weighted average number of ADSs[6]
Basic and diluted	127,500,000	614,802,583	614,802,583	127,500,000
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(2.71)	(0.52)	(0.08)	(4.54)

6  Each ADS represents two ordinary shares.

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

Amounts expressed in RMB, unless otherwise stated

(in thousands, except for share and per share data)

	December 31, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	(audited)	(unaudited)	(unaudited)	(unaudited)
				(US$)
ASSETS
Current assets:
Cash and cash equivalents	1,296,215	1,062,134	6,472,280	953,264
Restricted cash	140,027	49,968	338,546	49,862
Time deposits and short-term investments	2,272,653	2,578,662	12,105,274	1,782,914
Trade receivable	8,303	83,004	111,836	16,472
Inventories	518,086	821,259	863,642	127,201
Prepayments and other current assets	812,956	582,569	685,183	100,916
Assets held for sale, current	17,599	—	—	—
Total current assets	5,065,839	5,177,596	20,576,761	3,030,629
Non-current assets:
Long-term investments	126,181	160,725	153,286	22,577
Property, plant and equipment, net	2,795,122	2,496,582	2,497,475	367,838
Operating lease right-of-use assets, net	510,227	1,275,412	1,289,599	189,937
Intangible assets, net	673,867	671,351	681,675	100,400
Other non-current assets	311,933	182,712	183,562	27,036
Assets held for sale, non-current	30,253	—	—	—
Total non-current assets	4,447,583	4,786,782	4,805,597	707,788
Total assets	9,513,422	9,964,378	25,382,358	3,738,417
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	238,957	—	—	—
Trade and notes payable	624,666	1,306,813	2,070,804	304,996
Amounts due to related parties	9,764	10,187	13,452	1,981
Deferred revenue, current	56,695	53,143	157,344	23,174
Operating and finance lease liabilities, current	538,307	172,432	204,446	30,112
Warrants and derivative liabilities	1,648,690	1,183,096	—	—
Accruals and other current liabilities	867,259	579,539	507,192	74,701
Convertible debts, current	692,520	—	—	—
Liabilities held for sale, current	2,862	—	—	—
Total current liabilities	4,679,720	3,305,210	2,953,238	434,964
Non-current liabilities:
Long-term borrowings	—	497,200	504,367	74,285
Deferred revenue, non-current	5,943	41,312	76,608	11,283
Operating and finance lease liabilities, non-current	241,109	1,400,939	1,407,379	207,284
Other non-current liabilities	5,519	68,912	110,162	16,225
Total non-current liabilities	252,571	2,008,363	2,098,516	309,077
Total liabilities	4,932,291	5,313,573	5,051,754	744,041
Mezzanine equity	10,255,662	10,906,520	—	—
Total shareholders’ (deficit)/equity	(5,674,531)	(6,255,715)	20,330,604	2,994,376
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	9,513,422	9,964,378	25,382,358	3,738,417

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

Amounts expressed in RMB, unless otherwise stated

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30, 2020	September 30, 2020	September 30, 2020	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
			(US$)
Net cash provided by operating activities	451,711	929,759	136,939	388,704
Net cash used in investing activities	(372,106)	(9,883,509)	(1,455,684)	(553,523)
Net cash (used in)/provided by financing activities	(30,000)	14,885,719	2,192,429	(165,977)
Effect of exchange rate changes	1,849	(233,245)	(34,353)	6,509
Net change in cash, cash equivalents and restricted cash	51,454	5,698,724	839,331	(324,287)
Cash, cash equivalents and restricted cash at beginning of period	1,060,648	1,112,102	163,795	1,436,389
Cash, cash equivalents and restricted cash at end of period	1,112,102	6,810,826	1,003,126	1,112,102

Net cash provided by operating activities	451,711	929,759	136,939	388,704
Capital expenditures	(150,933)	(179,880)	(26,493)	(273,079)
Free cash flow	300,778	749,879	110,446	115,625

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in RMB, unless otherwise stated

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30, 2020	September 30, 2020	September 30, 2020	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
			(US$)
Cost of sales	(1,687,535)	(2,014,048)	(296,637)	(2,470,922)
Shared-based compensation expenses	—	1,225	180	—
Non-GAAP cost of sales	(1,687,535)	(2,012,823)	(296,457)	(2,470,922)

Research and development	(201,440)	(334,527)	(49,271)	(391,130)
Shared-based compensation expenses	—	55,715	8,206	—
Non-GAAP research and development expenses	(201,440)	(278,812)	(41,065)	(391,130)

Selling, general and administrative	(234,543)	(342,180)	(50,398)	(347,304)
Shared-based compensation expenses	—	77,993	11,487	—
Non-GAAP selling, general and administrative expenses	(234,543)	(264,187)	(38,911)	(347,304)

Loss from operations	(176,280)	(179,956)	(26,505)	(410,443)
Shared-based compensation expenses	—	134,933	19,873	—
Non-GAAP loss from operations	(176,280)	(45,023)	(6,632)	(410,443)

Net loss	(75,162)	(106,929)	(15,748)	(152,275)
Shared-based compensation expenses	—	134,933	19,873	—
Changes in fair value of warrants and derivative liabilities	(84,036)	(12,008)	(1,769)	(260,319)
Non-GAAP net (loss)/income	(159,198)	15,996	2,356	(412,594)

Net loss attributable to ordinary shareholders	(345,150)	(320,650)	(47,226)	(578,882)
Shared-based compensation expenses	—	134,933	19,873	—
Changes in fair value of warrants and derivative liabilities	(84,036)	(12,008)	(1,769)	(260,319)
Accretion on convertible redeemable preferred shares to redemption value	264,208	120,617	17,765	530,573
Effect of exchange rate changes on convertible redeemable preferred shares	5,780	93,104	13,713	(103,966)
Non-GAAP net (loss)/income attributable to ordinary shareholders	(159,198)	15,996	2,356	(412,594)

Weighted average number of ADSs (Non-GAAP)
Basic	127,500,000	614,802,583	614,802,583	127,500,000
Diluted	127,500,000	832,252,188	832,252,188	127,500,000
Non-GAAP net (loss)/income per ADS attributable to ordinary shareholders[7]
Basic	(1.25)	0.03	0.00	(3.24)
Diluted	(1.25)	0.02	0.00	(3.24)

7  Non-GAAP basic net (loss)/income per ADS attributable to ordinary shareholders is calculated by dividing Non-GAAP net (loss)/income attributable to ordinary shareholders by the weighted average number of shares outstanding during the periods. Non-GAAP diluted net (loss)/income per ADS attributable to ordinary shareholders is calculated by dividing Non-GAAP net (loss)/income attributable to ordinary shareholders by the weighted average number of shares and dilutive potential shares outstanding during the periods, including the dilutive effect of convertible redeemable preferred shares as determined under the if-converted method and share-based awards as determined under the treasury stock method.